

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2025

Joan Hilson
Chief Financial and Operating Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

      Re: Signet Jewelers Limited
          Form 10-K for the Fiscal Year Ended February 3, 2024
          File No. 001-32349

Dear Joan Hilson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services